

P.O.Box 423 Skøyen, N-0213 Oslo
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Siv Merethe Skorpen, IR, Telephone: +47 22 54 44 55

Date: 24 February 2006

ORK – Trade subject to notification - options

On 23 February, in connection with is option programme, Orkla exercised 21,333 options, respectively 15,000 at a strike price of NOK 133, and 6,333 at a strike price of 136, and also 20,000 synthetic options at a strike price of NOK 75.05.

The transactions concern the following primary insiders:

1) Executive Vice President Halvor Stenstadvold who sold 15,000 shares at a price of NOK 293.51 and paid out cash corresponding to 20,000 synthetic options. Stenstadvold's new total holding in Orkla is 13,107 shares and 20,000 synthetic options.
2) Executive Vice President Inger Johanne Solhaug who sold 3,333 shares at a price of NOK 293.51. Solhaug's new holding in Orkla is 480 shares and 11,333 options.
3) Senior Vice President Trygve Christian Moe who sold 3,000 shares at a price of NOK 294.16. Moe's new holding in Orkla is 0 shares and 9,700 options.

A total of 1,637,742 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 366,500 synthetic options of the cash bonus programme.

Orkla holds 1,873,941 of its own shares.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, IR, Telephone: +47 930 56093

Date: 23 February 2006

ORK – Trade subject to notification - options

In connection with Orkla's option programme, 183,000 options have been issued to managers and key personnel. The options may be exercised no earlier than the day after publication of Orkla's results for 2008 (released in February 2009) and no later than 15 December 2011. The strike price is NOK 280.50. The receivers have been guaranteed a similar issuing to 110 % of share price on the issuing date in about a year, unless notice of termination is given.

The following primary insiders have received options:

	Number	Total holding of options/cash bonus after options issued	Total holding of Orkla shares
Geir Aarseth	3000	9000	4300
Fridthjof Røer	3000	9000	200
Ole Kristian Lunde	3000	9000	490
Tor Aamot	4000	10000	8000
Frode S. Marthinsen	5000	27000	0
Karl Otto Tveter	4000	10000	2500
Pål Eikeland	4000	14000	0

A total of 1.659.075 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 386,500 synthetic options of the cash bonus programme.

Orkla holds 1,895,274 of its own shares.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, IR, Telephone: +472254 4455

Date: 22 February 2006

ORK – Trade subject to notification - options

On 21 February 2006, in connection with Orkla's option programme, 23,666 options were exercised, respectively 5,000 at a strike price of NOK 130 and 18,666 at a strike price of NOK 136.

After the transaction a total of 1,476,075 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 1,895,274 of its own shares.